July 14, 2006

Jason Wynn, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-6010

Re:	Petro Resources Corporation
Registration Statement on Form SB-2
File No. 333-132596

Dear Mr. Wynn:

This firm represents Petro Resources Corporation (“Company”) and we are writing in response to the staff’s letter dated June 30, 2006 to Mr. Wayne P. Hall, Chief Executive Officer of the Company. We are providing this letter concurrently with the Company’s filing of a Pre-Effective Amendment No. 2 to its Registration Statement on Form SB-2 (“Amendment”). On behalf of the Company, we provide below the Company’s responses to the staff’s letter of June 30, 2006, numbered in the order in which your comments were provided.

1. We have added to the cover page of Prospectus and the first paragraph under “Plan of Distribution” on page 12 the statement that, “Until such time, if ever, as our common shares are listed for quotation on the OTC Bulletin Board or listed for trading on a national securities exchange, we expect that that the selling shareholders will sell their common shares at prices ranging between $4 and $6 per share.” This will confirm our understanding that the selling shareholders will not be prohibited from selling their shares outside of that range pending the quotation of the Company’s common shares on the OTCBB or listing for trading on a national securities exchange.

2. We have eliminated the mitigating language from the first risk factor on page 2. We do not believe that any other mitigating language appears in the risk factors. We have also reviewed all risk factors to ensure that they state the extent of each risk plainly. To that end, we have added additional language to the first risk factor on page 3, the first risk factor on page 4 and the second risk factor on page 4. We believe that all other risk factors plainly state the extent of the risk discussed.

3. We have added a new risk factor. Please see the third risk factor on page 2.

A LAW FIRM    |    A LIMITED LIABILITY PARTNERSHIP INCLUDING OTHER LIMITED LIABILITY ENTITIES

1900 MAIN STREET SUITE 600 IRVINE, CA 92614-7319 TEL: {949} 253-0900 FAX: {949} 253-0902 www.prestongates.com
Anchorage   Beijing   Coeur d’Alene   Hong Kong   Orange County   Portland   San Francisco   Seattle   Spokane   Taipei   Washington, DC

Jason Wynn, Esq.
Securities and Exchange Commission
July 14, 2006

4. The first risk factor on page 3 discusses the Company’s limited staff and reliance on third parties. However, we have added additional disclosure to more plainly state the extent of the risk.

5. This will confirm that the Company has not acquired any producing properties to date. The prospect from which the Company first received revenue was acquired as an exploratory prospect in the fall of 2005 and was subsequently drilled and completed as a producing gas well. We have provided additional language in the third subparagraph of the “Our Strategy” section for purposes of clarifying the matter.

The Company has endeavored to fully respond to the staff's comments set forth in its June 30th letter. On behalf of the Company, please be advised that the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of the enclosed. Please contact the undersigned at (949) 623-3518 if you have any questions.

Very truly yours,

Preston Gates & Ellis llp

/s/ Daniel K. Donahue
Daniel K. Donahue

DD/df
cc:  Petro Resources Corporation
    Farber Hass Hurley & McEwen, LLP